SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 22, 2012

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips Electronics N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

•	“Philips’ Third Quarter Report 2012”, dated October 22, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22nd day of October 2012.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho

(General Secretary)

Q3 2012 Quarterly report

Philips reports third-quarter comparable sales growth of 5% to EUR 6.1 billion; EBITA of EUR 450 million

•	Comparable sales up 5%, with all three sectors contributing to growth

•	Sales in growth geographies up 10% on a comparable basis, now representing 36% of total revenue

•	Reported EBITA of EUR 450 million, or 7.3% of sales

•	Net income of EUR 170 million

•	Free cash flow of EUR 395 million

Q3 financials: Strong growth at Healthcare and growth businesses in Consumer Lifestyle. Profit margin improvements for the Group led by Consumer Lifestyle and Healthcare.

Healthcare comparable sales grew by 7%, led by double-digit growth at Imaging Systems and high-single-digit growth at Home Healthcare Solutions. In growth geographies, comparable sales increased by 14%. Currency-comparable order intake increased by 6% year-on-year. Reported EBITA margin for the quarter was 13.5%.

Consumer Lifestyle comparable sales increased by 3%, driven by double-digit growth in the combined growth businesses, i.e. Personal Care, Health & Wellness and Domestic Appliances. These sales increases were partly offset by a decline at Lifestyle Entertainment. Reported EBITA margin for the quarter was 8.5%.

Lighting comparable sales increased by 4%, with double-digit growth at Lumileds and Automotive and low-single-digit growth at Light Sources & Electronics. LED-based sales grew by 51% and now account for 24% of total Lighting sales. Reported EBITA margin for the quarter was 2.2%, reflecting higher restructuring and acquisition-related charges as well as a loss on the sale of industrial assets. Excluding these items, EBITA amounted to 7.0%.

We have completed 63% of our EUR 2 billion share buy-back program since the start of the program in July 2011.

Accelerate! program continues to make good progress

Our multi-year change and performance improvement program Accelerate! continues to make good progress. Philips employees across the globe are becoming more entrepreneurial, resulting in stronger growth for the company, an encouraging sign in a weak global economy. We continued to extend the number of LEAN End-to-End transformations in the last quarter, paving the way for a simplified and more efficient future IT platform. Additionally, we started a program to improve procurement effectiveness and see significant opportunities to reduce the cost of goods and improve gross margins in 2013 and beyond.

Our actions to deliver on our overhead cost-reduction program are on track. Cumulative savings amounted to EUR 306 million through the third quarter of 2012. We recently communicated that we have increased our overhead cost savings target to EUR 1.1 billion. The increased savings will require a step-up in restructuring charges this year. We now expect restructuring and acquisition-related charges of approximately EUR 300 million in the fourth quarter of 2012.

CEO quote:

Philips’ operational and financial performance in the third quarter demonstrates further progress on our path towards our 2013 financial targets, driven by our transformation program Accelerate!. Our investments in building meaningful innovative solutions to meet the needs of our customers in local markets are positively impacting our growth and performance. Improvements in our operational excellence and agility are positioning the company for better performance in the coming years. The recently announced additional cost savings, as well as our actions to drive higher savings from procurement, further underpin our profitability potential.

Group sales growth in the quarter of 5%, together with the cost productivity improvements we have made, enabled us to deliver an EBITA margin of 9.2%, excluding non-operational charges.

Our Healthcare business continues to perform well as comparable sales grew 7% and order intake increased by 6%. The growth businesses in Consumer Lifestyle posted another solid quarter, delivering a double-digit revenue increase. In Lighting, LED-based sales continued to show strong momentum with comparable sales growth of over 50%, which requires us to accelerate the rationalization of our conventional lighting industrial footprint.

We continue to experience strong economic headwinds on a global scale, which affect growth going forward. Our Accelerate! program is helping to mitigate some of these pressures, and we have full confidence in our ability to continue improving the operational and financial performance of the company.

Frans van Houten, CEO of Royal Philips Electronics

Please refer to page 15 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q3 2011	Q3 2012

Sales	5,394	6,127
EBITA	368	450
as a % of sales	6.8	7.3
EBIT	273	333
as a % of sales	5.1	5.4
Financial income (expenses)	(93)	(94)
Income taxes	(64)	(64)
Results investments in associates	14	(5)
Net income from continuing operations	130	170
Discontinued operations	(54)	—
Net income	76	170
Net income - shareholders per common share (in euros) - basic	0.08	0.18

Sales by sector

in millions of euros unless otherwise stated

	Q3 2011	Q3 2012	nominal	% change comparable

Healthcare	2,077	2,443	18	7
Consumer Lifestyle	1,332	1,453	9	3
Lighting	1,886	2,139	13	4
Innovation, Group & Services	99	92	(7)	(7)

Philips Group	5,394	6,127	14	5

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q31) 2011	Q3 2012	nominal	% change comparable

Western Europe	1,480	1,495	1	(2)
North America	1,645	1,904	16	2
Other mature geographies	411	535	30	15

Total mature geographies	3,536	3,934	11	2
Growth geographies	1,858	2,193	18	10

Philips Group	5,394	6,127	14	5

1)	Revised to reflect an adjusted geographic cluster allocation

Net income

•	Net income amounted to EUR 170 million, an increase of EUR 94 million compared to Q3 2011. The higher net income reflects higher operating earnings and a loss from discontinued operations in Q3 2011.

•

EBITA, at EUR 450 million, increased by EUR 82 million to 7.3% of sales, driven by Healthcare, Consumer Lifestyle and Innovation, Group & Services, partly offset by lower operating earnings at Lighting.

•

EBITA included total charges of EUR 112 million related to restructuring and acquisitions, and a loss on the sale of industrial assets. Excluding these charges, EBITA amounted to EUR 562 million, or 9.2% of sales.

•	In Q3 2011, the after-tax loss from discontinued operations represents the results of the Television business.

Sales per sector

•	Group sales amounted to EUR 6,127 million, an increase of 5% on a comparable basis. Group nominal sales increased by 14%, including a 9% positive impact of currency and portfolio changes.

•

Healthcare comparable sales improved by 7%, with double-digit growth at Imaging Systems, high-single-digit growth at Home Healthcare Solutions, and mid-single-digit growth at Customer Services and Patient Care & Clinical Informatics.

•

Consumer Lifestyle comparable sales grew by 3% year- on-year. Double-digit growth in the combined growth businesses, i.e. Personal Care, Health & Wellness and Domestic Appliances, was partly offset by a double- digit decline at Lifestyle Entertainment.

•

Lighting sales grew by 4% on a comparable basis, with double-digit growth at Lumileds and Automotive, and low-single-digit growth at Light Sources & Electronics, partly offset by a sales decrease at Consumer Luminaires. Sales at Professional Lighting Solutions were flat.

Sales per geographic cluster

•	Sales in the mature geographies grew by 2% on a comparable basis relative to Q3 2011. Growth at Healthcare was partly offset by declines at Consumer Lifestyle and Lighting.

•	Growth geographies delivered 10% comparable sales growth, driven by higher sales in all sectors.

Q3 2012 Quarterly report	3

EBITA

in millions of euros

	Q3 2011	Q3 2012

Healthcare	261	330
Consumer Lifestyle	62	124
Lighting	110	47
Innovation, Group & Services	(65)	(51)

Philips Group	368	450

EBITA

as a % of sales

	Q3 2011	Q3 2012

Healthcare	12.6	13.5
Consumer Lifestyle	4.7	8.5
Lighting	5.8	2.2
Innovation, Group & Services	(65.7)	(55.4)

Philips Group	6.8	7.3

Restructuring and acquisition-related charges

in millions of euros

	Q3 2011	Q3 2012

Healthcare	(2)	(3)
Consumer Lifestyle	(10)	(9)
Lighting	(11)	(68)
Innovation, Group & Services	(1)	2

Philips Group	(24)	(78)

EBIT

in millions of euros unless otherwise stated

	Q3 2011	Q3 2012

Healthcare	207	278
Consumer Lifestyle	49	106
Lighting	86	1
Innovation, Group & Services	(69)	(52)

Philips Group	273	333
as a % of sales	5.1	5.4

Earnings

•

EBITA amounted to EUR 450 million, an increase of EUR 82 million compared to Q3 2011. EBITA included restructuring and acquisition-related charges of EUR 78 million, EUR 54 million higher than in Q3 2011, and a loss on the sale of industrial assets at Lighting of EUR 34 million. Excluding these charges, EBITA amounted to EUR 562 million, or 9.2% of sales.

•

Healthcare EBITA was EUR 330 million, compared to EUR 261 million in Q3 2011. Higher earnings were primarily a result of strong sales-driven gross margin, mainly at Imaging Systems, and productivity improvements at Customer Services. Restructuring and acquisition-related charges were EUR 1 million higher than in Q3 2011.

•

Consumer Lifestyle EBITA amounted to EUR 124 million, compared to EUR 62 million in Q3 2011. The increase was mainly driven by higher sales across all growth businesses, higher License revenue, non-manufacturing cost efficiencies, and lower net costs formerly reported as part of the Television business. Restructuring and acquisition-related charges were EUR 1 million lower than in Q3 2011.

•

Lighting EBITA amounted to EUR 47 million, compared to EUR 110 million in Q3 2011. Earnings were impacted by an increase in restructuring and acquisition-related charges, which were EUR 57 million higher than in Q3 2011, as well as a EUR 34 million loss on the sale of industrial assets.

•	Innovation, Group & Services EBITA improved by EUR 14 million to a net cost of EUR 51 million.

4	Q3 2012 Quarterly report

Financial income and expenses

in millions of euros

	Q3 2011	Q3 2012

Net interest expenses	(42)	(64)
NXP value adjustment	(17)	(12)
Other	(34)	(18)

	(93)	(94)

Financial income and expenses

•	Financial income and expenses amounted to a net expense of EUR 94 million, broadly in line with Q3 2011.

Cash balance

in millions of euros

	Q3 2011		Q3 2012

Beginning cash balance	3,260		3,134
Free cash flow	(172)		395
Net cash flow from operating activities	45	1)	651
Net capital expenditures	(217	)1)	(256)
Acquisitions of businesses	(57)		(18)
Other cash flow from investing activities	(43)		(18)
Treasury shares transactions	(525)		(135)
Changes in debt/other	(26)		(141)
Net cash flow discontinued operations	(98)		14

Ending balance	2,339		3,232

1)	Revised to reflect an adjusted allocation of capital expenditures on property, plant and equipment

Cash balance

•

The group cash balance increased during the quarter to EUR 3,232 million, largely due to a free cash inflow of EUR 395 million. This was partly offset by the net impact of EUR 135 million for our buy-back program and the delivery of shares related to the long-term incentive employee program. In addition, there was a net decrease of EUR 141 million mainly related to debt redemption.

•

In Q3 2011, the cash balance decreased to EUR 2,339 million, mainly due to the use of EUR 525 million for treasury share transactions, a free cash outflow of EUR 172 million, and EUR 98 million cash outflow related to discontinued operations.

Cash flows from operating activities

in millions of euros

1)	Revised to reflect an adjusted allocation of capital expenditures on property, plant and equipment

Cash flows from operating activities

•

Operating activities resulted in a cash inflow of EUR 651 million, compared to an inflow of EUR 45 million in Q3 2011. The Q3 2012 figure includes a net decrease in working capital of EUR 222 million, compared to a net increase in working capital of EUR 292 million in Q3 2011. The remaining difference compared to Q3 2011 is mainly attributable to higher earnings and a net increase in provisions.

Q3 2012 Quarterly report	5

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only
2)	Revised to reflect an adjusted allocation of capital expenditures on property, plant and equipment

Gross capital expenditure

•	Gross capital expenditures on property, plant and equipment were EUR 8 million lower than in Q3 2011, mainly due to lower investments at Lighting.

Inventories

as a % of moving annual total sales

Inventories

•

Inventories as a percentage of sales amounted to 16.7%, slightly below the previous quarter’s 16.8%. Inventory value at the end of Q3 2012 was EUR 4.1 billion, an increase of EUR 98 million in the quarter that was largely attributable to Consumer Lifestyle in preparation for Q4 sales.

•	Compared to Q3 2011, inventories were 1.5 percentage points of sales lower due to reduced production inventory across all sectors, mainly in Consumer Lifestyle and Healthcare.

Net debt and group equity

in billions of euros

Net debt and group equity

•

At the end of Q3 2012, Philips had net debt of EUR 1.5 billion, compared to EUR 1.2 billion at the end of Q3 2011. During the quarter, the net debt position decreased by EUR 302 million, largely due to a free cash inflow of EUR 395 million.

•

Group equity decreased by EUR 96 million in the quarter to EUR 12.1 billion. The decrease was largely a result of treasury share transactions, partially offset by currency effects and net income earned during the period.

6	Q3 2012 Quarterly report

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations, comprising the Television business, employed at end of Q3 2011 3,636
2)	Adjusted to reflect a change of employees reported in the Healthcare sector

Employees

•	The number of employees decreased by 517 in the quarter. This includes 488 as a result of footprint reduction activities within Lighting.

•

Compared to Q3 2011, the number of employees increased by 30. This increase reflects the addition of 2,890 employees from acquisitions, the departure of 905 employees due to divestments, and a reduction of around 1,955 employees, mainly as a result of the company’s overhead reduction program, primarily at Lighting and IG&S.

Q3 2012 Quarterly report	7

Healthcare

Key data

in millions of euros unless otherwise stated

	Q3 2011		Q3 2012

Sales	2,077		2,443
Sales growth
% nominal	0		18
% comparable	7		7
EBITA	261		330
as a % of sales	12.6		13.5
EBIT	207		278
as a % of sales	10.0		11.4
Net operating capital (NOC)	8,081		8,261
Number of employees (FTEs)	37,887	1)	38,228

1)	Adjusted to reflect a change of reported employees

Sales

in millions of euros

EBITA

Business highlights

•

Philips has entered into a joint venture with Al Faisaliah Medical Systems in Saudi Arabia, continuing the company’s expansion in fast-growing markets such as the Middle East. In addition, Philips has entered into its first partnership solutions agreement in the region with Burjeel Hospital, a new 196-bed facility in Abu Dhabi.

•

Reinforcing its strong position in the premium segment in China, Philips has received SFDA clearance to market its innovative Ingenia 1.5T and 3.0T MRI systems in this fast-growing market. In addition, Philips’ first Big Bore PET/CT, the only 85 cm bore system with Time-of- Flight technology for enhanced PET image quality in the market, was installed in China’s Shandong Tumor Hospital.

•

To expand its offering in the fast-growing image-guided intervention and therapy market, Philips has become the exclusive distributor of Corindus’ CorPath 200 System, the world’s first robotic-assisted system for minimally invasive treatments of obstructed coronary arteries.

•

Philips and Isala Klinieken, a major Dutch hospital with close to 1,000 beds, have entered into a multi-year collaboration for the acquisition, use and maintenance of medical equipment as well as the improvement of the hospital’s care processes. This is to date the largest partnership solutions agreement for Philips in the Netherlands.

•	Philips has secured a five-year multi-million euro contract with the UK’s Surrey & Sussex Healthcare NHS Trust for its IntelliSpace Picture Archiving and Communications solutions.

Financial performance

•

Currency-comparable equipment order intake grew 6% year-on-year. Double-digit growth was seen at Patient Care & Clinical Informatics, and low-single-digit growth at Imaging Systems. Equipment orders in Europe showed double-digit growth, while in North America equipment order intake showed a mid-single-digit decline. Equipment orders in growth geographies grew by 9%.

•

Comparable sales were 7% higher year-on-year, driven by double-digit growth at Imaging Systems and high-single-digit growth at Home Healthcare Solutions. Mid-single-digit growth was seen at Customer Services and Patient Care & Clinical Informatics. On a comparable basis, sales in growth geographies increased by 14% while sales in mature geographies grew by 5%, with low- single-digit growth in North America, flat sales in Europe, and strong double-digit growth in other mature geographies.

8	Q3 2012 Quarterly report

•

EBITA was EUR 330 million, or 13.5% of sales, compared to EUR 261 million, or 12.6% of sales, in Q3 2011. Strong sales-driven gross margin, mainly at Imaging Systems, and productivity improvements at Customer Services drove the year-on-year EBITA improvement. Excluding restructuring and acquisition-related charges, EBITA grew to EUR 333 million, or 13.6% of sales, compared to EUR 263 million, or 12.7% of sales, in Q3 2011.

•	Net operating capital increased by EUR 180 million to EUR 8.3 billion, mainly due to currency effects, with all businesses showing improved efficiency in inventory usage year-over-year.

•	Compared to Q3 2011, the number of employees increased by 341, largely driven by increased investments in sales and service channels.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2012 are expected to total approximately EUR 105 million.

Q3 2012 Quarterly report	9

Consumer Lifestyle

Key data

in millions of euros unless otherwise stated

	Q3	Q3
	2011	2012

Sales	1,332	1,453
Sales growth
% nominal	(2)	9
% comparable	1	3
EBITA	62	124
as a % of sales	4.7	8.5
EBIT	49	106
as a % of sales	3.7	7.3
Net operating capital (NOC)	1,181	1,460
Number of employees (FTEs)	16,893	19,647

Sales

in millions of euros

EBITA

Business highlights

•	Philips launched the HomeCooker, the first in a new range of kitchen appliances that have been co-developed in a multi-year partnership with world-renowned chef Jamie Oliver.

•

Philips launched the StyleShaver, an innovative 3-in-1 facial hair styler for men that targets younger users to switch to electrical grooming. The global electrical grooming market outgrew blade by 1.6% in the first half of 2012.

•

Philips and D.E. Master Blenders 1753 introduced the SENSEO Sarista. A premium single- and multi-serve coffee system, it prepares coffee straight from fresh beans, aiming at a growing segment of the coffee market.

•

Philips introduced the Sonicare PowerUp. Delivering sonic technology at a lower price point, the PowerUp will enable more consumers to improve their oral health by converting from manual to power tooth brushing.

•	At the 2012 Australian International Design competition, Philips received two awards for the Sonicare DiamondClean power toothbrush and the QuickClean Juicer.

Financial performance

•

Sales increased 9% nominally year-on-year. On a comparable basis, sales increased 3%, driven by double-digit growth in the combined growth businesses, i.e. Personal Care, Health & Wellness and Domestic Appliances, partly offset by a double-digit decline at Lifestyle Entertainment.

•	On a regional basis, comparable sales in growth geographies registered a high-single-digit increase. North America saw mid-single-digit growth while comparable sales in Western Europe declined 7%.

•	EBITA included EUR 7 million of net costs formerly reported as part of the Television business in Consumer Lifestyle (Q3 2011: EUR 16 million).

•

Excluding restructuring and acquisition-related charges of EUR 9 million in Q3 2012 and EUR 10 million in Q3 2011, EBITA margin increased from 5.4% to 9.2%. The EBITA improvement was driven by higher sales across all growth businesses, higher License revenue, non- manufacturing cost efficiencies, and lower net costs formerly reported as part of the Television business.

10	Q3 2012 Quarterly report

•

Net operating capital increased by EUR 279 million as lower working capital was more than offset by higher intangible assets related to the Povos acquisition and by a reduction in the accounts payable balance related to the former Television business in Consumer Lifestyle. Inventories as a percentage of sales improved by 2.5 percentage points compared to Q3 2011.

•	The number of employees increased by 2,754 year-on year. This was largely attributable to the acquisition of Povos and an increase in the growth businesses.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2012 are expected to total approximately EUR 30 million.

Q3 2012 Quarterly report	11

Lighting

Key data

in millions of euros unless otherwise stated

	Q3	Q3
	2011	2012

Sales	1,886	2,139
Sales growth
% nominal	(1)	13
% comparable	8	4
EBITA	110	47
as a % of sales	5.8	2.2
EBIT	86	1
as a % of sales	4.6	0.0
Net operating capital (NOC)	5,238	5,107
Number of employees (FTEs)	54,140	51,751

Sales

in millions of euros

EBITA

Business highlights

•

Philips is partnering with Jones Lang LaSalle to provide energy management and intelligent lighting solutions to all Jones Lang LaSalle’s customers. The global agreement starts in Asia Pacific, involving more than 70 million light points for over 150 corporate clients.

•

Philips teamed up with ALDI Nord to develop and deliver the indoor and outdoor lighting for its 2,600 outlets in Germany, Belgium, France and Denmark. In South Korea, Philips will supply LED solutions to the 139 stores of E-mart, one of the country’s largest discount chains, saving them more than 50% on electricity consumption.

•	In the US, Philips lit up two iconic projects with LED solutions: the exterior of Florida’s Miami Tower and The Bay Lights, the world’s largest LED light sculpture on San Francisco’s Bay Bridge.

•

In China, Philips lit up the Pu Wan Bridge in Dalian and Guangxi’s sports center. In addition, Philips provided LED solutions for a 22 kilometer tunnel project in Dantong, saving up to 40% on energy consumption.

•

Philips will deliver more than 200,000 high-quality, energy-saving MASTER LED lamps to the Rezidor Hotel Group, which includes well-known brands such as Radisson. The project will be implemented in Europe over the next year.

Financial performance

•

Comparable sales were 4% higher year-on-year, driven by double-digit sales growth at Lumileds and Automotive, and low-single-digit sales growth at Light Sources & Electronics. Sales at Professional Lighting Solutions were flat, while Consumer Luminaires’ sales were slightly below the Q3 2011 level.

•	From a regional perspective, comparable sales in growth geographies increased by 11% compared to Q3 2011, partly offset by a low-single-digit decline in North America and Europe.

•	LED-based sales grew 51% compared to Q3 2011, and now represent 24% of total Lighting sales.

•

EBITA amounted to EUR 47 million, compared to EUR 110 million in Q3 2011. Earnings were impacted by an increase in restructuring and acquisition-related charges, as well as a loss on the sale of industrial assets.

12	Q3 2012 Quarterly report

•

EBITA, excluding restructuring and acquisition-related charges of EUR 68 million (Q3 2011: EUR 11 million) and a loss on the sale of industrial assets of EUR 34 million, was EUR 149 million, or 7.0% of sales (Q3 2011: EUR 121 million, or 6.4% of sales). This year-on-year EBITA improvement was driven by revenue growth and improvements in the cost structure. Lumileds, Automotive and Professional Lighting Solutions were the main contributors to the EBITA improvement.

•

Net operating capital decreased by EUR 131 million to EUR 5,107 million. The decrease was largely driven by improved working capital management and an increase in provisions related to restructuring charges, partly offset by the consolidation of Indal in Q1 2012 as well as currency impact. Inventories as a percentage of sales improved by 1% year-on-year.

•

Compared to Q3 2011, the number of employees decreased by 2,389. The increase due to the consolidation of the Indal acquisition was more than offset by the overhead cost reductions and the rationalization of our industrial footprint.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2012 are expected to total approximately EUR 145 million.

Q3 2012 Quarterly report	13

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q3	Q3
	2011	2012

Sales	99	92
Sales growth
% nominal	(24)	(7)
% comparable	(3)	(7)
EBITA Group Innovation	(12)	(27)
EBITA IP Royalties	45	37
EBITA Group and Regional Costs	(30)	(36)
EBITA Accelerate! investments	(9)	(34)
EBITA Pensions	(12)	6
EBITA Service Units and Other	(47)	3

EBITA	(65)	(51)
EBIT	(69)	(52)
Net operating capital (NOC)	(2,876)	(3,734)
Number of employees (FTEs)	12,334	11,658

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•

Philips increased its brand value by 5% in 2012 to over USD 9 billion in the ranking of the top-100 global brands compiled by Interbrand. In the 2012 listing, Philips maintained its ranking as the 41st most valuable brand in the world.

•

For a second consecutive year, Philips achieved the status of supersector leader in the 2012 Dow Jones Sustainability Index (DJSI). The result highlights Philips’ leadership in sustainability, which is an integral part of the company’s health and well-being strategy.

•

Using Philips’ digital pathology system, the Erasmus Medical Center is the first hospital in the Netherlands to switch to digital pathology for their experimental laboratory analysis of cell and tissue samples. This transformation, enabled by Philips Digital Pathology (part of Philips’ Healthcare Incubator), is an important step in tumor research and aims to speed up and improve the diagnosis and treatment of cancer and other diseases.

Financial performance

•	Sales decreased from EUR 99 million in Q3 2011 to EUR 92 million in Q3 2012, due to lower royalty income.

•

EBITA amounted to a net cost of EUR 51 million, which is a EUR 14 million lower net cost than in Q3 2011. The year-on-year change was largely due to legal and environmental expenses incurred in Q3 2011 (in Service Units and Other) and favorable results in Pensions, partly offset by higher investments in Group Innovation and Accelerate!.

•

Service Units and Other EBITA was negatively impacted in Q3 2011 by EUR 38 million of legal and environmental provisions related to a discount rate change, as well as EUR 17 million of net costs formerly reported as part of the Television business in Consumer Lifestyle (Q3 2012: EUR 3 million).

•	Compared to Q3 2011, the number of employees decreased by 676, primarily due to restructuring activities in the Service Units, particularly in IT.

•	Net operating capital decreased by EUR 858 million, mainly due to an increase in net pension liabilities in Q4 2011 and a decrease in the value of currency hedges held at Group level.

Miscellaneous

•	Restructuring charges in Q4 2012 are expected to total approximately EUR 20 million.

14	Q3 2012 Quarterly report

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2011.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2011.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices do not exist, we estimated the fair values using appropriate valuation models, and when observable market data are not available, we used unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2011 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated.

Q3 2012 Quarterly report	15

Consolidated statements of income

in millions of euros unless otherwise stated

			3rd quarter	January to September
	2011		2012	2011		2012

Sales	5,394		6,127	15,867		17,627
Cost of sales	(3,313)		(3,780)	(9,628)		(10,915)

Gross margin	2,081		2,347	6,239		6,712

Selling expenses	(1,213)		(1,329)	(3,653)		(3,909)
General and administrative expenses	(204)		(211)	(634)		(537)
Research and development expenses	(389)		(441)	(1,161)		(1,321)
Impairment of goodwill	—		—	(1,355)		—
Other business income	37		9	96		262
Other business expenses	(39)		(42)	(63)		(98)

Income from operations	273		333	(531)		1,109

Financial income	12		14	118		63
Financial expenses	(105)		(108)	(287)		(290)

Income before taxes	180		239	(700)		882

Income tax expense	(64)		(64)	(204)		(249)

Income after taxes	116		175	(904)		633

Results relating to investments in associates	14		(5)	16		(21)

Net income from continuing operations	130		170	(888)		612

Discontinued operations - net of income tax	(54)		—	(243)		(26)

Net income	76		170	(1,131)		586

Attribution of net income for the period
Net income attributable to shareholders	74		169	(1,133)		584
Net income attributable to non-controlling interests	2		1	2		2

Weighted average number of common shares outstanding
(after deduction of treasury shares) during the period (in thousands):
- basic	960,103	1)	928,988	957,592	1)	924,839
- diluted	962,543	1)	935,903	962,551	1)	929,212

Net income attributable to shareholders per common share in euros:
- basic	0.08		0.18	(1.18)		0.63
- diluted2)	0.08		0.18	(1.18)		0.63

Ratios
Gross margin as a % of sales	38.6		38.3	39.3		38.1
Selling expenses as a % of sales	(22.5)		(21.7)	(23.0)		(22.2)
G&A expenses as a % of sales	(3.8)		(3.4)	(4.0)		(3.0)
R&D expenses as a % of sales	(7.2)		(7.2)	(7.3)		(7.5)

EBIT	273		333	(531)		1,109
as a % of sales	5.1		5.4	(3.3)		6.3

EBITA	368		450	1,177		1,452
as a % of sales	6.8		7.3	7.4		8.2

1)	Adjusted to make 2011 comparable for the bonus shares (889 thousand) issued in May 2012
2)	The incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive

16	Q3 2012 Quarterly report

Consolidated balance sheets

in millions of euros unless otherwise stated

	October 2,	December 31,	September 30,
	2011	2011	2012

Non-current assets:
Property, plant and equipment	2,933	3,014	2,992
Goodwill	6,580	7,016	7,117
Intangible assets excluding goodwill	3,919	3,996	3,902
Non-current receivables	106	127	154
Investments in associates	197	203	195
Other non-current financial assets	335	346	557
Deferred tax assets	1,421	1,713	1,820
Other non-current assets	267	71	80

Total non-current assets	15,758	16,486	16,817

Current assets:
Inventories - net	4,074	3,625	4,071
Other current financial assets	1	—	—
Other current assets	413	351	412
Derivative financial assets	160	229	129
Income tax receivable	188	162	133
Receivables	4,110	4,415	4,227
Assets classified as held for sale	668	551	56
Cash and cash equivalents	2,339	3,147	3,232

Total current assets	11,953	12,480	12,260

Total assets	27,711	28,966	29,077

Shareholders’ equity	12,906	12,355	12,045
Non-controlling interests	33	34	36

Group equity	12,939	12,389	12,081

Non-current liabilities:
Long-term debt	2,930	3,278	3,837
Long-term provisions	1,750	1,880	1,955
Deferred tax liabilities	104	77	144
Other non-current liabilities	1,631	1,999	1,951

Total non-current liabilities	6,415	7,234	7,887

Current liabilities:
Short-term debt	598	582	859
Derivative financial liabilities	478	744	674
Income tax payable	210	191	142
Accounts and notes payable	3,193	3,346	2,997
Accrued liabilities	2,688	3,026	2,986
Short-term provisions	517	759	612
Liabilities directly associated with assets held for sale	14	61	33
Other current liabilities	659	634	806

Total current liabilities	8,357	9,343	9,109

Total liabilities and group equity	27,711	28,966	29,077

Q3 2012 Quarterly report	17

	October 2,		December 31,	September 30,
	2011		2011	2012

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	940,054		926,095	923,912

Ratios
Shareholders’ equity per common share in euros	13.73		13.34	13.04
Inventories as a % of sales	18.2		16.1	16.7
Net debt : group equity	8:92		5:95	11:89
Net operating capital	11,624		10,427	11,094

Employees at end of period	124,890	1)	125,241	121,284
of which discontinued operations	3,636		3,353	—

1)	Adjusted to reflect a change of employees reported in the Healthcare sector

18	Q3 2012 Quarterly report

Consolidated statements of cash flows

in millions of euros

			3rd quarter	January to September
	2011		2012	2011		2012

Cash flows from operating activities:
Net income	76		170	(1,131)		586
Loss from discontinued operations	54		—	243		26
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	308	1)	355	979	1)	1,042
Impairment of goodwill and other non-current financial assets	16		9	1,382		12
Net (gain) loss on sale of assets	(20)		34	(84)		(179)
(Income) loss from investments in associates	(14)		3	(16)		12
Dividends received from investments in associates	—		—	23		7
Dividends paid to non-controlling interests	—		—	(1)		—
(Increase) decrease in working capital:	(292)		222	(1,355)		(194)
Decrease in receivables and other current assets	(189)		(196)	(155)		(187)
Increase in inventories	(198)		(165)	(650)		(412)
Increase (decrease) in accounts payable, accrued and other liabilities	95		583	(550)		405
Increase in non-current receivables, other assets and other liabilities	(135)		(217)	(410)		(476)
Increase (decrease) in provisions	1		54	(80)		112
Other items	51	1)	21	65	1)	86

Net cash provided by (used for) operating activities	45		651	(385)		1,034

Cash flows from investing activities:
Purchase of intangible assets	(23)		(21)	(88)		(61)
Proceeds from sale of intangible assets	—		—	—		160
Expenditures on development assets	(49)		(77)	(168)		(216)
Capital expenditures on property, plant and equipment	(169	)1)	(161)	(508	)1)	(504)
Proceeds from disposals of property, plant and equipment	24		3	80		413
Cash from (to) derivatives and securities	(17)		(9)	35		(54)
Purchase of other non-current financial assets	(24)		(9)	(30)		(163)
Proceeds from other non-current financial assets	(2)		—	87		—
Purchase of businesses, net of cash acquired	(64)		(22)	(254)		(252)
Proceeds from sale of interests in businesses, net of cash disposed of	7		4	7		45

Net cash used for investing activities	(317)		(292)	(839)		(632)

Cash flows from financing activities:
Proceeds from issuance of short-term debt	(111)		(20)	(182)		168
Principal payments on long-term debt	(24)		(105)	(1,076)		(588)
Proceeds from issuance of long-term debt	102		28	223		1,199
Treasury shares transactions	(525)		(135)	(463)		(577)
Dividends paid	—		1	(259)		(255)

Net cash used for financing activities	(558)		(231)	(1,757)		(53)

Net cash provided by (used for) continuing operations	(830)		128	(2,981)		349

Cash flow from discontinued operations:
Net cash used for operating activities	(78)		(56)	(438)		(257)
Net cash (used for) provided by investing activities	(20)		70	(65)		73

Net cash (used for) provided by discontinued operations	(98)		14	(503)		(184)

Q3 2012 Quarterly report	19

		3rd quarter	January to September
	2011	2012	2011	2012

Net cash provided by (used for) continuing and discontinued operations	(928)	142	(3,484)	165
Effect of change in exchange rates on cash and cash equivalents	7	(44)	(10)	(80)
Cash and cash equivalents at the beginning of the period	3,260	3,134	5,833	3,147

Cash and cash equivalents at the end of the period	2,339	3,232	2,339	3,232

Ratio
Cash flows before financing activities	(272)	359	(1,224)	402

Net cash paid during the period for
Pensions	(134)	(149)	(499)	(490)
Interest	(64)	(102)	(200)	(210)
Income taxes	(176)	(92)	(457)	(275)

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

1)	Revised to reflect an adjusted allocation of capital expenditures on property, plant and equipment

20	Q3 2012 Quarterly report

Consolidated statement of changes in equity

in millions of euros

	other reserves
	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	unrealized gain (loss) on available- for-sale financial assets	changes in fair value of cash flow hedges	total	treasury shares at cost	total shareholders’ equity	non- controlling interests	total equity

January-September 2012

Balance as of December 31, 2011	202	813	12,917	70	7	45	(9)	43	(1,690)	12,355	34	12,389
Net income			584							584	2	586
Net current-period change			(180)	(12)	81	(2)	(15)	64		(128)		(128)
Reclassifications into income					(1)	2	11	12		12		12

Total comprehensive income			404	(12)	80	—	(4)	76		468	2	470
Dividend distributed	6	422	(687)							(259)		(259)
Movement non-controlling interest			—							—	—	—
Cancellation of treasury shares	(17)		(1,221)						1,238	—		—
Purchase of treasury shares			(47)						(567)	(614)		(614)
Re-issuance of treasury shares		(21)	(34)						87	32		32
Share-based compensation plans		61								61		61
Income tax share-based compensation plans		2								2		2

	(11)	464	(1,989)						758	(778)	—	(778)

Balance as of September 30, 2012	191	1,277	11,332	58	87	45	(13)	119	(932)	12,045	36	12,081

Q3 2012 Quarterly report	21

Sectors

in millions of euros unless otherwise stated

Sales and income (loss) from operations

			3rd quarter
	2011			2012
		income from operations			income from operations
	sales	amount	as a % of sales	sales	amount	as a % of sales
Healthcare	2,077	207	10.0	2,443	278	11.4
Consumer Lifestyle	1,332	49	3.7	1,453	106	7.3
Lighting	1,886	86	4.6	2,139	1	0.0
Innovation, Group & Services	99	(69)	—	92	(52)	—

	5,394	273	5.1	6,127	333	5.4

Sales and income (loss) from operations

	January to September
	2011			2012
		income from operations			income from operations
	sales	amount	as a % of sales	sales	amount	as a % of sales
Healthcare	6,128	(266)	(4.3)	7,065	737	10.4
Consumer Lifestyle	3,828	104	2.7	4,095	433	10.6
Lighting	5,566	(232)	(4.2)	6,180	67	1.1
Innovation, Group & Services	345	(137)	—	287	(128)	—

	15,867	(531)	(3.3)	17,627	1,109	6.3

22	Q3 2012 Quarterly report

Sectors and main countries

in millions of euros

Sales and total assets

	sales		total assets
	January to September		October 2,	September 30,
	2011	2012	2011	2012
Healthcare	6,128	7,065	11,048	11,617
Consumer Lifestyle	3,828	4,095	3,491	3,420
Lighting	5,566	6,180	6,894	7,152
Innovation, Group & Services	345	287	5,610	6,832

	15,867	17,627	27,043	29,021
Assets classified as held for sale			668	56

			27,711	29,077

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to September		October 2,	September 30,
	20112)	2012	20112)	2012
Netherlands	489	467	893	892
United States	4,490	5,108	8,147	8,280
China	1,460	1,936	804	1,122
Germany	995	1,003	256	261
Japan	714	846	596	621
France	637	737	81	89
India	494	554	163	156
Other countries	6,588	6,976	2,492	2,590

	15,867	17,627	13,432	14,011

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill
2)	Revised to reflect an adjusted country allocation

Q3 2012 Quarterly report	23

Pension costs

in millions of euros

Specification of pension costs

	3rd quarter
	2011			2012
	Netherlands	other	total	Netherlands	other	total

Costs of defined-benefit plans (pensions)
Service cost	31	19	50	43	22	65
Interest cost on the defined-benefit obligation	140	102	242	128	95	223
Expected return on plan assets	(178)	(98)	(276)	(185)	(106)	(291)
Prior service cost	—	1	1	—	1	1

Net periodic cost (income)	(7)	24	17	(14)	12	(2)

Costs of defined-contribution plans	2	30	32	3	34	37
of which discontinued operations	—	1	1	—	—	—

Costs of defined-benefit plans (retiree medical)
Service cost	—	—	—	—	—	—
Interest cost on the defined-benefit obligation	—	4	4	—	3	3

Net periodic cost	—	4	4	—	3	3

Specification of pension costs

	January to September
	2011			2012
	Netherlands	other	total	Netherlands	other	total

Costs of defined-benefit plans (pensions)
Service cost	95	55	150	130	64	194
Interest cost on the defined-benefit obligation	418	303	721	383	290	673
Expected return on plan assets	(535)	(291)	(826)	(554)	(322)	(876)
Prior service cost	—	2	2	—	1	1
Curtailment	—	(15)	(15)	—	—	—

Net periodic cost (income)	(22)	54	32	(41)	33	(8)
of which discontinued operations	2	1	3	—	1	1

Costs of defined-contribution plans	6	87	93	8	101	109
of which discontinued operations	—	2	2	1	1	2

Costs of defined-benefit plans (retiree medical)
Service cost	—	1	1	—	1	1
Interest cost on the defined-benefit obligation	—	13	13	—	9	9
Prior service cost	—	(2)	(2)	—	(27)	(27)

Net periodic cost	—	12	12	—	(17)	(17)

24	Q3 2012 Quarterly report

Reconciliation of non-GAAP performance measures

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition

in %

		3rd quarter				January to September
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth

2012 versus 2011
Healthcare	6.9	10.8	(0.1)	17.6	7.6	7.7	—	15.3
Consumer Lifestyle	2.8	5.9	0.4	9.1	1.6	4.1	1.3	7.0
Lighting	3.7	7.7	2.0	13.4	3.8	5.1	2.1	11.0
Innovation, Group & Services	(7.4)	0.3	—	(7.1)	(8.5)	0.2	(8.5)	(16.8)

Philips Group	4.6	8.3	0.7	13.6	4.5	5.8	0.8	11.1

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

January to September 2012
EBITA (or Adjusted income from operations)	1,452	888	486	201	(123)
Amortization of intangibles1)	(343)	(151)	(53)	(134)	(5)

Income from operations (or EBIT)	1,109	737	433	67	(128)

January to September 2011
EBITA (or Adjusted income from operations)	1,177	736	167	404	(130)
Amortization of intangibles1)	(353)	(178)	(63)	(105)	(7)
Impairment of goodwill	(1,355)	(824)	—	(531)	—

Income from operations (or EBIT)	(531)	(266)	104	(232)	(137)

1)	Excluding amortization of software and product development

Composition of net debt to group equity

	October 2, 2011	December 31, 2011	September 30, 2012

Long-term debt	2,930	3,278	3,837
Short-term debt	598	582	859

Total debt	3,528	3,860	4,696
Cash and cash equivalents	2,339	3,147	3,232

Net debt (cash) (total debt less cash and cash equivalents)	1,189	713	1,464

Shareholders’ equity	12,906	12,355	12,045
Non-controlling interests	33	34	36

Group equity	12,939	12,389	12,081

Net debt and group equity	14,128	13,102	13,545

Net debt divided by net debt and group equity (in %)	8	5	11
Group equity divided by net debt and group equity (in %)	92	95	89

Q3 2012 Quarterly report	25

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

September 30, 2012
Net operating capital (NOC)	11,094	8,261	1,460	5,107	(3,734)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,556	2,920	1,592	1,628	3,416
- intercompany accounts	—	68	34	54	(156)
- provisions	2,567	281	334	341	1,611
Include assets not comprised in NOC:
- investments in associates	195	87	—	22	86
- other non-current financial assets	557	—	—	—	557
- deferred tax assets	1,820	—	—	—	1,820
- cash and cash equivalents	3,232	—	—	—	3,232

	29,021	11,617	3,420	7,152	6,832
Assets classified as held for sale	56

Total assets	29,077

December 31, 2011
Net operating capital (NOC)	10,427	8,418	884	5,020	(3,895)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,940	2,697	2,039	1,450	3,754
- intercompany accounts	—	103	87	51	(241)
- provisions	2,639	287	558	227	1,567
Include assets not comprised in NOC:
- investments in associates	203	86	3	23	91
- other non-current financial assets	346	—	—	—	346
- deferred tax assets	1,713	—	—	—	1,713
- cash and cash equivalents	3,147	—	—	—	3,147

	28,415	11,591	3,571	6,771	6,482
Assets classified as held for sale	551

Total assets	28,966

October 2, 2011
Net operating capital (NOC)	11,624	8,081	1,181	5,238	(2,876)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,859	2,536	1,920	1,363	3,040
- intercompany accounts	—	98	88	47	(233)
- provisions	2,267	253	302	226	1,486
Include assets not comprised in NOC:
- investments in associates	197	80	—	20	97
- other current financial assets	1	—	—	—	1
- other non-current financial assets	335	—	—	—	335
- deferred tax assets	1,421	—	—	—	1,421
- cash and cash equivalents	2,339	—	—	—	2,339

	27,043	11,048	3,491	6,894	5,610
Assets held for sale	668

Total assets	27,711

26	Q3 2012 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Composition of cash flows

			3rd quarter	January to September
	2011		2012	2011		2012

Cash flows provided by (used for) operating activities	45	1)	651	(385	)1)	1,034
Cash flows used for investing activities	(317	)1)	(292)	(839	)1)	(632)

Cash flows before financing activities	(272)		359	(1,224)		402

Cash flows provided by (used for) operating activities	45	1)	651	(385	)1)	1,034
Net capital expenditures:	(217)		(256)	(684)		(208)
Purchase of intangible assets	(23)		(21)	(88)		(61)
Proceeds from sale of intangible assets	—		—	—		160
Expenditures on development assets	(49)		(77)	(168)		(216)
Capital expenditures on property, plant and equipment	(169	)1)	(161)	(508	)1)	(504)
Proceeds from sale of property, plant and equipment	24		3	80		413

Free cash flows	(172)		395	(1,069)		826

1)	Revised to reflect an adjusted allocation of capital expenditures on property, plant and equipment

Q3 2012 Quarterly report	27

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2011				2012
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	5,257	5,216	5,394	6,712	5,608	5,892	6,127
% increase	6	(2)	(1)	3	7	13	14

EBITA	438	371	368	503	552	450	450
as a % of sales	8.3	7.1	6.8	7.5	9.8	7.6	7.3

EBIT	319	(1,123)	273	262	438	338	333
as a % of sales	6.1	(21.5)	5.1	3.9	7.8	5.7	5.4

Net income (loss)	138	(1,345)	76	(160)	249	167	170

Net income (loss) - shareholders per common share in euros - basic	0.14	(1.39)	0.08	(0.17)	0.27	0.18	0.18

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	5,257	10,473	15,867	22,579	5,608	11,500	17,627
% increase	6	1	0	1	7	10	11

EBITA	438	809	1,177	1,680	552	1,002	1,452
as a % of sales	8.3	7.7	7.4	7.4	9.8	8.7	8.2

EBIT	319	(804)	(531)	(269)	438	776	1,109
as a % of sales	6.1	(7.7)	(3.3)	(1.2)	7.8	6.7	6.3

Net income (loss)	138	(1,207)	(1,131)	(1,291)	249	416	586

Net income (loss) - shareholders per common share in euros - basic	0.14	(1.26)	(1.18)	(1.36)	0.27	0.45	0.63

Net income (loss) from continuing operations as a % of shareholders’ equity	6.6	(14.8)	(8.8)	(5.7)	8.9	7.2	6.8

	period ended 2011				period ended 2012

Inventories as a % of sales	15.7	16.8	18.2	16.1	16.7	16.8	16.7

Net debt : group equity ratio	(3):103	1:99	8:92	5:95	6:94	13:87	11:89

Total employees (in thousands)	122	125	125	125	122	122	121
of which discontinued operations	4	4	4	3	—	—	—

Information also available on Internet, address: www.philips.com/investorrelations

28	Q3 2012 Quarterly report

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